Virtuoso Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

January 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Joanna Lam

Re:	Virtuoso Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed December 29, 2020
File No. 333-251781

Dear Ms. Lam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Virtuoso Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jeffrey D. Warshaw
Jeffrey D. Warshaw
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP